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Exhibit 99.1

[Draxis Health Inc. Logo]

For Immediate Release
May 8, 2003

DRAXIS Appoints New President of Contract Manufacturing Unit

MISSISSAUGA, ONTARIO, May 8, 2003—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) has appointed Mr. John E.M. Durham as the new President of DRAXIS Pharma Inc. (DPI), the Company's specialized pharmaceutical contract manufacturing subsidiary in Montreal, Quebec. Mr. Durham will report to Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. and will also serve as a member of the DRAXIS executive management team.

"We are very excited to have John join the DRAXIS team," said Dr. Barkin. "Serving the needs of our existing customers and capitalizing on the many opportunities facing DPI will be key drivers for the success of DRAXIS and we are confident that John's extensive experience in pharmaceutical manufacturing will significantly contribute to our steady growth as a specialty pharmaceutical company."

Mr. Durham brings to DPI more than 20 years of progressive experience in pharmaceutical production, leading to his most recent position as General Manager for international contract manufacturer, Banner Pharmacaps (Canada) Limited, where he had full managerial and financial responsibility for operations, finance, sales & marketing, business development and strategic planning. Mr. Durham started his pharmaceutical industry career in 1978 and has held increasingly responsible positions spanning all aspects of cGMP-compliant manufacturing for leading pharmaceutical companies including Upjohn, Alcon Laboratories, the McNeil Consumer Healthcare division of Johnson & Johnson and Sandoz Canada. Mr. Durham earned his Bachelor of Science in microbiology from the University of Guelph, and has completed executive development programs at Duke University, North Western University and the Banff Centre.

Mr. Durham will assume his responsibilities effective June 2, 2003.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:
Jerry Ormiston        Phone: 877-441-1984

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  Exhibit 99.1
DRAXIS Appoints New President of Contract Manufacturing Unit